YEW BIO-PHARM GROUP, INC.
294 Powerbilt Avenue
Las Vegas, Nevada 89148

March 20, 2013

VIA EDGAR AND E-MAIL

Donald E. Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Yew Bio-Pharm Group, Inc. Registration Statement on Form S-1
(File No. 333-185320)

Dear Mr. Field:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Yew Bio-Pharm Group, Inc. (the “Registrant”) hereby requests that the staff of the Securities and Exchange Commission (the “Commission”) take such action as is appropriate to accelerate the effectiveness of the above-referenced registration statement on Form S-1 (the “Registration Statement”) to 9:00 a.m. Eastern Time on March 21, 2013, or as soon thereafter as practicable.  We also request permission to supplement this request orally via telephone with the staff of the Commission.

In making this request, the Registrant acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

●	the Registrant may not assert this action as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Please notify Lance Jon Kimmel of SEC Law Firm, counsel to the Registrant, at (310) 557-3059 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

YEW BIO-PHARM GROUP, INC.

By:	/s/ Zhiguo Wang
Zhiguo Wang
Chief Executive Officer